101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

December 5, 2006

Ms. Michele M. Anderson, Legal Branch Chief	Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:  Eagle Broadband, Inc. (the “Company” or “Eagle”)
Registration Statement on Form S-1
File No.: 333-138459
Filed November 6, 2006
Amended November 21, 2006

Dear Ms. Anderson:

The following are our responses to your comment letter dated December 1, 2006. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

General

1.
Eagle entered into the equity line agreement with Dutchess Private Equities Fund, L.P. (“Dutchess”) in February 2006, and has since had three registration statements registering resales by Dutchess declared effective by the Commission (333-132635, 333-134108 and 333-136232). Dutchess is an independent person from the Company and is not, in any respect, an affiliate of the Company.

In response to the Commission’s comment letter dated March 16, 2006, Eagle and Dutchess agreed to amend certain provisions of the equity line agreement to properly structure the financing to be consistent with the Commission’s guidance regarding such financings.

The Staff issued such guidance on private equity lines with registered resales in its Current Issues and Rulemaking Projects Quarterly Update dated March 31, 2001. The Company has relied on this guidance in making the subject equity line financing arrangement, and the staff has been aware of the features of the transaction in the three prior registration statements The company has clearly complied with this guidance.

Pursuant to that guidance, the Staff indicated that the registration of the resale of securities issued pursuant to private equity lines are permitted if the equity line transaction meets the following three conditions:

a.	The company must have “completed” the private transaction of all of the securities it is registering for resale prior to the filing of the registration statement.

b.	The resale registration statement must be on the form that the company is eligible to use for a primary offering.

c.	In the prospectus, the investor must be identified as an underwriter, as well as selling shareholder.

The company has “completed” the private transaction as contemplated by the guidance because only Eagle has the right to exercise a “put,” and Dutchess is irrevocably bound to purchase the securities, except for conditions outside Dutchess’s control. In the guidance, the Staff addressed various questions regarding circumstances that would result in the transaction not being considered “complete.” None of those circumstances apply in Eagle’s equity line agreement with Dutchess. Furthermore, Dutchess is not permitted to assign or otherwise transfer its obligations under the agreement; nor does Dutchess have the right to make investment decisions under the equity line agreement after the filing of the registration statement.

Regarding the second and third conditions, Eagle is registering the securities on Form S-1, which it is eligible to use for a primary offering, and Dutchess is identified as an underwriter and the selling shareholder in the prospectus.

Eagle is registering securities for an offering to be made on a continuous or delayed basis in the future, which are to be offered and sold solely by a person other than Eagle, a subsidiary of Eagle or a person of which Eagle is a subsidiary. Furthermore, the equity line transaction satisfies the three conditions set forth in the Commission’s guidance. Therefore, the transaction is clearly and appropriately characterized as a transaction eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.	We note your advice and advise the Staff that the Company plans to file the preliminary proxy statement for its 2007 Annual Meeting no later than December 7, 2006.

If you have any questions regarding the foregoing, please call me at (281) 538-6014.

Very truly yours,

/s/ Jeff Adams

Jeff Adams
Corporate Counsel